UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                        SCHEDULE 13D



        Under the Securities and Exchange Act of 1934


                      (Amendment No.  )



                C.E. SOFTWARE HOLDINGS, INC.
                      (Name of Issuer)




                Common Stock, par value $.01
               (Title of Class of Securities)



                         125175-30-7
                       (CUSIP NUMBER)








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1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Joseph DeShaw
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b) N/A
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     Personal Funds
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)

     N/A
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                        7.   SOLE VOTING POWER
NUMBER OF                    54,800
SHARES BENEFICIALLY     ---------------------------------------------
OWNED BY EACH           8.   SHARED VOTING POWER
REPORTING PERSON             N/A
WITH                    ---------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
                             54,800
                        ---------------------------------------------
                        10.  SHARED DISPOSITIVE POWER
                             N/A
                        ---------------------------------------------

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,800
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [  ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     5%
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14.  TYPE OF REPORTING PERSON

     Individual
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Item 1    SECURITY AND ISSUER:

          C.E. Software Holdings, Inc. (common 125175-30-7)
          John S. Kirk, CFO
          1801 Industrial Circle
          West Des Moines, IA  50265

Item 2    IDENTITY AND BACKGROUND:

          The purchaser for which this form applies is described below:

          Paul Joseph De Shaw
          1215 N. Adams
          Carroll, Iowa  51401

          BDF Investments, a division of
          Broker Dealer Financial Services Corp.
          110 West 4th Street
          Carroll, Iowa  51401
          V.P., Branch Manager (CRD# 66132)

          During the last 5 years, Mr. De Shaw has not been convicted in a criminal proceeding.

          During the last 5 years, Mr. De Shaw has not been a party to any type of proceeding or found to be in any violation in which a judgment, decree or final order was issued against him.

          Mr. De Shaw is a citizen of the United States.

Item 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          Mr. De Shaw used personal funds for the purchase of described shares.

Item 4    PURPOSE OF TRANSACTION:

          The securities were purchased for a long term investment hold. Mr. De Shaw has no plans to convert these shares.

Item 5    INTEREST IN SECURITIES OF THE ISSUER:

          Aggregate number of shares beneficially owned by Mr. De Shaw is 54,800. This is the same number of shares for which he has sole voting power and sole dispositive power and equals 5% of the securities outstanding.

          Within the last 60 days, Mr. De Shaw has purchase 18,750 shares of C.E. Software Holdings from Mr. Donald Brown, and 18,750 shares from Mr. Richard Skeie for a total of 37,500 shares. This transaction was consummated on March 31, 1998 at $2.50 per share in a private transaction. No other person is known to have the right to receive or the power to direct the receipt of dividends, proceeds from the sale of such securities.


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Item 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

          Mr. De Shaw has purchased the shares with a view to hold for a long term investment. Therefore there are no contracts, arrangements, understandings or relationships which have further been entered into. These shares have not been pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the foresaid securities.

Item 7    MATERIAL TO BE FILED AS EXHIBITS

          No exhibits are attached, as the transaction did not require the borrowing of funds, the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, nor the transfer of voting rights, finder fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy.


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                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  April 10, 1998

                             BROKER DEALER FINANCIAL SERVICES CORP.

                             By:  /s/ PAUL J. DE SHAW
                             Name:  Paul J. DeShaw
                             Title: Senior Vice President